# THE PARAGON GROUP OF COMPANIES PLC



Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

| Document | Date Distributed | Required Distribution Date | Source of Requirement |
|---|---|---|---|
| 1. Regulatory Announcement – Holding(s) in Company | 11 May 2007 | 14 May 2007 | LR9.6.7 |
| 2. Regulatory Announcement – Holding(s) in Company | 14 May 2007 | 15 May 2007 | LR9.6.7 |
| 3. Regulatory Announcement – Interim Results | 22 May 2007 | 29 June 2007 | LR9.9 |
| 4. Regulatory Announcement – Transaction in Own shares | 23 May 2007 | 24 May 2007 | LR12.4.6 |
| 5. Regulatory Announcement – Transaction in Own shares | 24 May 2007 | 25 May 2007 | LR12.4.6 |
| 6. Regulatory Announcement – Blocklisting Interim Review | 25 May 2007 | 25 May 2007 | LR3.5.6 |
| 7. Regulatory Announcement – Transaction in Own shares | 30 May 2007 | 27 June 2007 | LR12.4.6 |
| 8. Regulatory Announcement – Holding(s) in Company | 31 May 2007 | 01 June 2007 | LR9.6.7 |

| Document | | Date Distributed | Required Distribution Date | Source of Requirement |
|---|---|---|---|---|
| 9. | Regulatory Announcement – Total Voting Rights | 31 May 2007 | 31 May 2007 | DTR 5.6.1 |
| 10. | Regulatory Announcement – Transaction in Own shares | 31 May 2007 | 28 June 2007 | LR12.4.6 |

# Regulatory Announcement

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RECEIVED

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:09 11-May-07 |
| **Number** | 4855W |

RNS Number:4855W
Paragon Group Of Companies PLC
11 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Aviva plc & its subsidiaries
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
Registered holder:

| | |
|---|---|
| BNY Norwich Union Nominees Limited | 1,172,015* |
| Chase GA Group Nominees Limited | 3,562,587* |
| Chase Nominees Limited | 156,265* |
| CUIM Nominee Limited | 927,415* |

* denotes direct interest

| | |
|---|---|
| BNY Norwich Union Nominees Limited | 219,267 |
| Chase Nominees Limited | 227,608 |
| CUIM Nominee Limited | 115,489 |
| Vidacos Nominees Limited | 2,423,819 |

.................

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):
10 May 2007
................

6. Date on which issuer notified:
11 May 2007
................

7. Threshold(s) that is/are crossed or reached:
4% to 5% change at Direct Interest level
................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| Ordinary Shares GB0006140361 | 7,569,091 | 7,569,091 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ordinary Shares GB0006140361 | 5,818,282 | 5,818,282 | 2,986,183 | 5.04% | 2.58% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 8,804,465 | 7.62% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
See Section 4
................

Proxy Voting:

10. Name of the proxy holder:
See Section 4
................

11. Number of voting rights proxy holder will cease to hold:
................

12. Date on which proxy holder will cease to hold voting rights:
................

13. Additional information:
Figures are based on a total number of voting rights of 115,482,277.
.................

14. Contact name:
John G. Gemmell
.................

15. Contact telephone number:
0121 712 2075
.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

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RECEIVED

Free annual report

2007 JUN 12 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 13:48 14-May-07 |
| **Number** | 5485W |

RNS Number:5485W
Paragon Group Of Companies PLC
14 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
--------------------------------------------------

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Bank of America Corporation
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
Columbia Acorn International; Columbia Acorn Fund; Columbia Acorn International Select; Wanger International Small Cap; Wanger International Select; Wanger European Smaller Companies; RiverSource International Aggressive Growth
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
9 May 2007
.................

6. Date on which issuer notified:
10 May 2007
.................

7. Threshold(s) that is/are crossed or reached:
Fell below the 5% threshold

.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 5,910,000 | 5,910,000 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | 5,730,000 | 5,730,000 | N/A | 4.96% | N/A |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 5,730,000 | 4.96% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Bank of America Corporation indirect parent of Columbia Wanger Asset Management L.P.

Columbia Wanger Asset Management L.P. is the investment advisor to the shareholders listed in item 4 above.
.................

Proxy Voting:

10. Name of the proxy holder:
N/A
.................

11. Number of voting rights proxy holder will cease to hold:
N/A
.................

12. Date on which proxy holder will cease to hold voting rights:
N/A
.................

13. Additional information:
.................

14. Contact name:
John G. Gemmell
.................

15. Contact telephone number:
0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Interim Results |
| **Released** | 07:01 22-May-07 |
| **Number** | 9924W |

RNS Number:9924W
Paragon Group Of Companies PLC
22 May 2007

Under embargo until Stock Exchange announcement: 7am, Tuesday 22 May 2007

BUY-TO-LET SPECIALIST MAINTAINS GROWTH

The Paragon Group of Companies PLC ("Paragon"), the specialist buy-to-let and consumer finance lender, today announces its interim results for the six months ended 31 March 2007.

Highlights

Financial Performance

- Pre-tax profits up 11.0% to £43.3m maintaining profit growth record for the past 12 years. Fully taxed earnings per share up 12.8% to 27.3p

- Progressive dividend policy maintained with dividend per share rising 15.9% to 8.0p

- Continued focus on operating efficiency results in cost:income ratio falling to 25.5% from 28.4% in H1 2006

Operations

- Buy-to-let advances up 44.9% to £1,934.1m

- Buy-to-let portfolio up 45.0% to £8,651.5m

- Buy-to-let arrears low and stable

Capital and funding

- Buy-back programme continued, with 760,000 shares purchased in the period

- Securitisation programme active, with three public issues (£3.3bn of issuance) at Paragon's finest rates to date, emphasizing the quality of Paragon's buy-to-let book

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"The excellent results achieved by the Group for the first six months of the financial year reflect the success of our brands in the expanding buy-to-let market. Over the past ten years we have established a reputation as the specialist buy-to-let lender and have built a high quality portfolio in a market

where short-term demand and long-term demographic trends point to sustainable growth."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

The Wriglesworth Consultancy
Mark Baker
Tel: 020 7845 7900
Mobile: 07980 635 243

---

INTERIM FINANCIAL REPORT

The six months ended 31 March 2007 has seen further strong growth in Group profits, business volumes and loan assets, attributable to activity within the buy-to-let business. During the period, the Group has continued its strategy of strongly promoting buy-to-let activity whilst limiting consumer lending exposures.

During the period, profit on ordinary activities before taxation increased by 11.0% to £43.3 million from £39.0 million for the first half of 2006. Earnings per share were 27.7p (2006 H1: 28.8p), the reduction from last year resulting from the increase in the corporation tax charge rate from 16.7% to 29.1%. On a fully taxed basis earnings per share increased to 27.3p from 24.2p, an increase of 12.8% (note 4).

Total loan advances were 38.9% higher at £2,118.2 million compared with £1,525.0 million for the first half of 2006. At 31 March 2007, loan assets were £9,763.3 million (note 5), compared with £7,232.9 million at 31 March 2006, a year on year increase of 35.0%.

The Board has declared an interim dividend of 8.0p per share, payable on 27 July 2007 to shareholders on the register at 29 June 2007, an increase of 15.9% from last year's interim dividend of 6.9p per share.

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loan book. These divisions are the basis on which the Group reports primary segmental information. This is a change from the basis reported in 2006 in that the closed, owner-occupied first mortgage book, which at 31 March 2007 amounted to £354.9 million, and the closed, unsecured book of £66.4 million, both of which comprised the "Other Operations" category last year, are now included within the First Mortgages and Consumer Finance segments respectively. For reporting purposes these books were absorbed within the results from the two main business areas because their reduced size had rendered the Other Operations segment insignificant in terms of assets, revenue and net profits.

---

INTERIM FINANCIAL REPORT (Continued)

The adjusted operating results of these business segments are detailed fully in note 3 and are summarised below.

| | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m |
|---|---|---|
| Operating result | | |
| First Mortgages | 34.4 | 26.7 |
| Consumer Finance | 8.9 | 12.3 |
| | 43.3 | 39.0 |

========= =========

Net interest income increased by 5.5% to £75.2 million from £71.3 million for the first half of 2006. Portfolio growth has been concentrated on buy-to-let assets which, commensurate with the credit quality, are lower margin, whilst the higher margin consumer book has contracted over the year. Average margins in each division were similar to those achieved in the first half of 2006.

Other operating income was similar to the first half of 2006 at £15.0 million, compared with £15.2 million, a reduction in insurance commissions in the Consumer Division being compensated by increased administration and servicing income.

Operating expenses decreased by 4.0% to £23.8 million from £24.8 million for the first half of 2006, reflecting tight cost controls across the business and a reduced charge for share based payments. As a consequence, the cost:income ratio improved to 25.5% from 28.4% in the comparable period last year. Control over operating costs continues to be a major focus and is a significant driver for our competitive position in our lending markets.

---



The charge for impairment provisions of £26.2 million compares with £23.6 million for the first half of 2006. As a percentage of loans to customers (note 5) the charge remained consistent with that for the first half of 2006 at 0.3% (2006 H1: 0.3%). The charge includes amounts in respect of income which, although accounting standards require it to be charged, is not expected to be received by the Group and hence also inflates the charge for loan impairment. Under UK GAAP such income was not recognised. The loan books continue to be carefully managed and the arrears performance remains in line with our expectations, with the performance of the buy-to-let book continuing to be exemplary. Of the charge of £4.3 million attributed to the First Mortgages segment only £0.9 million (or 0.01% of assets) relates to the buy-to-let book, the remainder being attributable to the closed, owner-occupied book.

Fair value net gains of £3.1 million (2006 H1: £0.9 million) have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

Corporation tax has been charged at the rate of 29.1%, compared to 16.7% in the first half last year, the latter benefiting from an exceptional credit arising from settlement of a prior year item.

---



REVIEW OF OPERATIONS

FIRST MORTGAGES
---------------

The First Mortgages segment comprises the Group's buy-to-let business and the owner-occupied mortgage books.

New business origination in the first half has been strong in both the Group's buy-to-let brands, Paragon Mortgages and Mortgage Trust. Completions were £1,934.1 million for the six months to 31 March 2007, an increase of 44.9% from £1,334.5 million for the corresponding period last year. With redemption rates remaining low, the buy-to-let portfolio increased by 45.0% to £8,651.5 million

at 31 March 2007 from £5,964.9 million a year earlier. The pipeline of new business at 31 March 2007 remained high, providing a strong start to the second half of the year.

The buy-to-let market has remained strong, with landlords' investment activity underpinned by continuing high tenant demand and rental growth. Figures released by the Council of Mortgage Lenders in February 2007 showed that, at £38.4 billion, buy-to-let mortgages in 2006 represented 11% of all mortgage advances made during the year, with total buy-to-let lending growing by 19% to £21 billion in the second half of that year.

Research with the Group's intermediaries confirms this picture, with confidence levels, which we have monitored since 1995, at record levels and buy-to-let now representing 22.5% of intermediary submissions to mortgage lenders. Survey data recently published by the Royal Institution of Chartered Surveyors showed tenant demand rising at its fastest pace for nine years, further supporting the near term growth prospects for buy-to-let lending. Long term demand within the private rented sector is supported by established social, economic and demographic trends.

The credit performance of the Group's buy-to-let portfolio remains exemplary, reflecting the high quality of the book as a result of the Group's focus on prime lending in this market.

---



The owner-occupied book reduced to £354.9 million from £431.5 million during the six months ended 31 March 2007 and performed in line with expectations. Save for the management of this book in run-off, there has been little activity in recent years in this area as the Group has focused originations on buy-to-let. However, since the period end, the Group has entered into an agreement to originate owner-occupied loans with Morgan Stanley International Bank, effectively extending the arrangement that was successfully launched with Morgan Stanley towards the end of the previous year in the secured personal finance area. Under the terms of this new agreement, we will originate loans from our network of introducers for sale to Morgan Stanley, taking no principal position on these loans but earning fees for each completion. We are very pleased to have extended this forward flow agreement to cover first as well as second mortgages with such a strong counterparty as Morgan Stanley, and we shall report on the progress of this new initiative with our full year results.

## CONSUMER FINANCE

Total advances by the consumer finance businesses were £183.9 million during the period, down from £189.2 million during the corresponding period of the previous year. At 31 March 2007, the total loans outstanding on the consumer finance books were £756.9 million, compared with £786.6 million at 31 March 2006. This reduction reflects both the general weakness in the consumer lending markets and our objective of maintaining portfolio quality.

The division continues to focus on writing high quality loans, with bad debt levels remaining stable in line with expectations and below industry averages.

---



### Personal finance

Secured personal finance advances were £103.3 million for the six months ended 31 March 2007, a reduction of 12.2% from £117.6 million in the first half of 2006. Of this total, £17.4 million was advanced on behalf of Morgan Stanley International Bank under an arrangement entered into in September 2006. We hold

no principal position on these loans. For our own portfolio, the Group's focus continues to be on prime business and, in an environment in which consumer confidence has worsened and affordability is more stretched, we have not relaxed our credit criteria in pursuit of business volumes.

The closed unsecured book continues to run down in accordance with our expectations. The book totalled £66.4 million at 31 March 2007, compared to £82.9 million a year before. During the period, balances with a book value of £3.5 million were sold and similar, small disposals are expected in the second half of the year.

Sales aid finance

The sales aid finance business, incorporating retail and car finance, achieved a 12.6% increase in new business volumes to £80.6 million during the six months ended 31 March 2007 (2006 H1: £71.6 million).

The division has continued to focus upon transacting high quality business and ensuring that bad debt levels remain below the market average. The division has also continued to gain new introducer relationships and has improved operating efficiency as a result of a greater number of introducers utilising our online processing platform.

---



FUNDING

The Group continued to be an active issuer in the capital markets during the period. In October 2006, a £1.5 billion buy-to-let securitisation was completed by Paragon Mortgages (No. 13) PLC; in January 2007, a £268.6 million securitisation to repackage certain older, owner-occupied loan assets was completed by First Flexible (No. 7) PLC; and, in March 2007, a further £1.5 billion buy-to-let securitisation was completed by Paragon Mortgages (No. 14) PLC. Over the course of the series of buy-to-let transactions, coupons have continued to reduce, reflecting the high quality of the Group's originations.

CAPITAL MANAGEMENT

During the period the Company bought 760,000 shares in the market at a cost of £4.7 million with the result that, by 31 March 2007, a total of 6,004,000 shares had been repurchased, at a total cost of £36.1 million, leaving £3.9 million to be completed from the current £40 million programme. During the first half of the financial year, we have continued the restructuring of the portfolio towards secured lending from more capital-demanding unsecured originations and seen further run-off of the closed books, both by natural redemption and disposal. As this process is expected to continue in the second half of the year, we shall review the share buy-back programme on completion of the current programme.

The progressive dividend growth continues to reflect our desire to reduce dividend cover to a level comparable with the sector.

---



CONCLUSION

The excellent results achieved by the Group for the first six months of the financial year reflect the success of our brands in the expanding buy-to-let market. Over the past ten years we have established a reputation as the specialist buy-to-let lender and have built a high quality portfolio in a market where short-term demand and long-term demographic trends point to sustainable growth.

Across all our businesses our prudent approach to lending has ensured that arrears and bad debts remain low and stable and, combined with our continuing focus on tight cost control, provides a firm foundation for future growth.

The Board believes that the quality of the Group's businesses and asset portfolios makes the Group well placed to operate successfully in our markets across the current monetary cycle. We look forward to the remainder of the year with confidence that the Group will achieve its objectives.

---

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 March 2007 (Unaudited)

| | Note | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|---|
| Interest receivable | | 339.9 | 254.9 | 550.8 |
| Interest payable and similar charges | | (264.7) | (183.6) | (407.9) |
| Net interest income | | 75.2 | 71.3 | 142.9 |
| Other operating income | | 15.0 | 15.2 | 30.6 |
| Total operating income | | 90.2 | 86.5 | 173.5 |
| Operating expenses | | (23.8) | (24.8) | (45.4) |
| Provisions for losses | | (26.2) | (23.6) | (47.8) |
| | | 40.2 | 38.1 | 80.3 |
| Fair value net gains | | 3.1 | 0.9 | 2.5 |
| Operating profit being profit on ordinary activities before taxation | | 43.3 | 39.0 | 82.8 |
| Tax charge on profit on ordinary activities | | (12.6) | (6.5) | (14.0) |
| Profit on ordinary activities after taxation | | 30.7 | 32.5 | 68.8 |
| Dividend - Rate per share for the period | 8 | 8.0p | 6.9p | 17.0p |
| Basic earnings per share | 4 | 27.7p | 28.8p | 61.2p |
| Diluted earnings per share | 4 | 26.5p | 27.4p | 58.4p |

The results for the periods shown above relate entirely to continuing operations.

---

CONSOLIDATED BALANCE SHEET

31 March 2007 (Unaudited)

| | Note | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|---|
| ASSETS EMPLOYED | | | | |
| Non-current assets | | | | |
| Intangible assets | | 0.6 | 0.4 | 0.6 |
| Property, plant and equipment | | 21.0 | 19.8 | 20.2 |
| Interests in associates | | 0.3 | - | - |

| | Note | | | |
|---|---|---|---|---|
| Financial assets | 5 | 9,795.5 | 7,276.4 | 8,432.9 |
| Retirement benefit obligations | | 2.2 | - | 0.3 |
| Tax assets | | 34.1 | 36.5 | 33.6 |
| | | 9,853.7 | 7,333.1 | 8,487.6 |
| Current assets | | | | |
| Other receivables | | 6.2 | 4.7 | 6.3 |
| Cash and cash equivalents | | 1,097.5 | 734.5 | 622.7 |
| | | 1,103.7 | 739.2 | 629.0 |
| Total assets | | 10,957.4 | 8,072.3 | 9,116.6 |
| FINANCED BY | | | | |
| Equity shareholders' funds | | | | |
| Called-up share capital | 6 | 12.1 | 12.1 | 12.1 |
| Reserves | 7 | 335.1 | 278.4 | 314.6 |
| Share capital and reserves | | 347.2 | 290.5 | 326.7 |
| Own shares | 9 | (53.6) | (28.4) | (47.7) |
| Total equity | | 293.6 | 262.1 | 279.0 |
| Current liabilities | | | | |
| Financial liabilities | 10 | 195.9 | 28.5 | 128.0 |
| Current tax liabilities | | 8.7 | 10.8 | 1.4 |
| Provisions | | 1.8 | - | 0.7 |
| Other liabilities | | 96.8 | 58.8 | 78.2 |
| | | 303.2 | 98.1 | 208.3 |
| Non-current liabilities | | | | |
| Financial liabilities | 10 | 10,352.8 | 7,705.4 | 8,619.7 |
| Retirement benefit obligations | | - | 0.3 | - |
| Deferred tax liabilities | | - | 0.7 | - |
| Provisions | | 1.4 | 2.1 | 3.7 |
| Other liabilities | | 6.4 | 3.6 | 5.9 |
| | | 10,360.6 | 7,712.1 | 8,629.3 |
| Total liabilities | | 10,663.8 | 7,810.2 | 8,837.6 |
| | | 10,957.4 | 8,072.3 | 9,116.6 |

The interim financial information was approved by the Board of Directors on 22 May 2007.

---

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2007 (Unaudited)

| | Note | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|---|
| Net cash flow (utilised) by operating activities | 12 | (1,297.6) | (779.4) | (1,824.0) |

| | Note | | | |
|---|---|---|---|---|
| Net cash (utilised) by investing activities | 13 | (3.3) | (2.0) | (1.4) |
| Net cash generated by financing activities | 14 | 1,775.4 | 985.5 | 1,917.8 |
| Net increase in cash and cash equivalents | | 474.5 | 204.1 | 92.4 |
| Opening cash and cash equivalents | | 622.3 | 529.9 | 529.9 |
| Closing cash and cash equivalents | | 1,096.8 | 734.0 | 622.3 |
| Represented by balances within | | | | |
| Cash and cash equivalents | | 1,097.5 | 734.5 | 622.7 |
| Financial liabilities | | (0.7) | (0.5) | (0.4) |
| | | 1,096.8 | 734.0 | 622.3 |

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENDITURE

Six months ended 31 March 2007 (Unaudited)

| | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|
| Profit for the period | 30.7 | 32.5 | 68.8 |
| Actuarial gain / (loss) on pension scheme | 1.5 | (0.6) | (0.6) |
| Cash flow hedge (losses) / gains taken to equity | (1.3) | 1.0 | 1.5 |
| Tax on items taken directly to equity | (0.1) | (0.1) | (0.2) |
| Total recognised income and expenditure for the period | 30.8 | 32.8 | 69.5 |
| Adoption of IAS 32 and IAS 39 | - | (72.5) | (72.5) |
| | 30.8 | (39.7) | (3.0) |

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY

Six months ended 31 March 2007 (Unaudited)

| | Note | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|---|
| Total recognised income and expenditure for the period | | 30.8 | 32.8 | 69.5 |
| Dividends paid | 8 | (11.2) | (8.4) | (16.0) |
| Net movement in own shares | | (5.9) | (5.6) | (24.9) |
| (Deficit) / surplus on transactions in own shares | | (0.9) | 0.8 | 0.6 |
| Charge for share based remuneration | | 1.2 | 2.2 | 0.6 |

| | | | |
|---|---|---|---|
| Tax on share based remuneration | 0.6 | - | 8.9 |
| Total movements in equity in the period | 14.6 | 21.8 | 38.7 |
| Equity at 30 September 2006 | 279.0 | 312.8 | 312.8 |
| Adoption of IAS 32 and IAS 39 | - | (72.5) | (72.5) |
| Equity at 1 October 2006 | 279.0 | 240.3 | 240.3 |
| Closing equity | 293.6 | 262.1 | 279.0 |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

1. GENERAL INFORMATION

The interim financial information for the six months ended 31 March 2007 and for the six months ended 31 March 2006 has not been audited.

The figures shown above for the year ended 30 September 2006 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Interim Statement will be posted to shareholders and additional copies can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

2. ACCOUNTING POLICIES

The interim financial information has been prepared on the basis of the accounting policies set out in the Annual Report and Accounts of the Group for the year ended 30 September 2006, which are expected to be used in the preparation of the financial statements of the Group for the year ending 30 September 2007.

The business segments reported on have been revised as described in note 3.

In addition, investments in associated companies are valued at the Group's share of the net assets of the associate, as required by IAS 28 - 'Investments in Associates'.

---

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

3. SEGMENTAL RESULTS

For reporting purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance, and the residual unsecured loans book which formed part of Other Operations last year. These divisions are the basis on which the Group reports primary segmental information.

This represents a change from the basis reported in 2006 in that the closed, owner-occupied first mortgage book and the closed unsecured book, which together comprised the "Other Operations" category last year, are now included within the First Mortgages and Consumer Finance segments respectively. For reporting purposes these books were absorbed within the results from the two main business areas because their reduced size had rendered the Other Operations segment insignificant in terms of assets, revenue and net profits.

Financial information about these business segments is shown below. Results forthe six months ended 31 March 2006 and the year ended 30 September 2006 have been reanalysed between the new segments as described above.

Six months ended 31 March 2007

| | First Mortgages £m | Consumer Finance £m | Total £m |
|---|---|---|---|
| Interest receivable | 279.2 | 60.7 | 339.9 |
| Interest payable | (237.1) | (27.6) | (264.7) |
| Net interest income | 42.1 | 33.1 | 75.2 |
| Other operating income | 7.1 | 7.9 | 15.0 |
| Total operating income | 49.2 | 41.0 | 90.2 |
| Operating expenses | (13.5) | (10.3) | (23.8) |
| Provisions for losses | (4.3) | (21.9) | (26.2) |
| | 31.4 | 8.8 | 40.2 |
| Fair value net gains | 3.0 | 0.1 | 3.1 |
| Operating profit | 34.4 | 8.9 | 43.3 |

---

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

3. SEGMENTAL RESULTS (Continued)

Six months ended 31 March 2006

| | First Mortgages £m | Consumer Finance £m | Total £m |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Interest receivable | 191.6 | 63.3 | 254.9 |
| Interest payable | (158.6) | (25.0) | (183.6) |
| Net interest income | 33.0 | 38.3 | 71.3 |
| Other operating income | 5.9 | 9.3 | 15.2 |
| Total operating income | 38.9 | 47.6 | 86.5 |
| Operating expenses | (12.9) | (11.9) | (24.8) |
| Provisions for losses | (0.1) | (23.5) | (23.6) |
| | 25.9 | 12.2 | 38.1 |
| Fair value net gains | 0.8 | 0.1 | 0.9 |
| Operating profit | 26.7 | 12.3 | 39.0 |

Year ended 30 September 2006

| | First Mortgages £m | Consumer Finance £m | Total £m |
|---|---|---|---|
| Interest receivable | 428.8 | 122.0 | 550.8 |
| Interest payable | (356.8) | (51.1) | (407.9) |
| Net interest income | 72.0 | 70.9 | 142.9 |
| Other operating income | 12.3 | 18.3 | 30.6 |
| Total operating income | 84.3 | 89.2 | 173.5 |
| Operating expenses | (23.7) | (21.7) | (45.4) |
| Provisions for losses | (2.5) | (45.3) | (47.8) |
| | 58.1 | 22.2 | 80.3 |
| Fair value net gains | 2.4 | 0.1 | 2.5 |
| Operating profit | 60.5 | 22.3 | 82.8 |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

4. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

| | 31 March 2007 | 31 March 2006 | 30 September 2006 |
|---|---|---|---|
| Profit for the period (£m) | 30.7 | 32.5 | 68.8 |
| Basic weighted average number of ordinary shares ranking for dividend during the period (million) | 110.9 | 113.1 | 112.4 |
| Dilutive effect of the weighted average number of share options and incentive plans in issue during the period (million) | 5.2 | 5.6 | 5.3 |
| Diluted weighted average | | | |

| | | | |
|---|---|---|---|
| number of ordinary shares ranking for dividend during the period (million) | 116.1 | 118.7 | 117.7 |
| Earnings per ordinary share - basic | 27.7p | 28.8p | 61.2p |
| - diluted | 26.5p | 27.4p | 58.4p |

Fully taxed earnings per ordinary share is based on earnings calculated by reducing profit before tax for the period by a notional tax rate of 30%, the standard rate of corporation tax in the United Kingdom. The numbers of shares used are as shown above.

Fully taxed earnings per ordinary share is calculated as follows:

| | 31 March 2007 | 31 March 2006 | 30 September 2006 |
|---|---|---|---|
| Profit before tax for the period (£m) | 43.3 | 39.0 | 82.8 |
| Notional tax at 30% (£m) | (13.0) | (11.7) | (24.8) |
| Fully taxed earnings for the period (£m) | 30.3 | 27.3 | 58.0 |
| Fully taxed earnings per ordinary share - basic | 27.3p | 24.2p | 51.6p |
| - diluted | 26.2p | 23.0p | 49.3p |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

5. FINANCIAL ASSETS

| | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|
| Loans to customers | 9,763.3 | 7,232.9 | 8,426.6 |
| Fair value adjustments from portfolio hedging | (34.9) | (1.0) | (14.0) |
| Loans to associated undertakings | 15.2 | - | - |
| Derivative financial assets | 51.9 | 44.5 | 20.3 |
| | 9,795.5 | 7,276.4 | 8,432.9 |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

6. CALLED-UP SHARE CAPITAL

| | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|
| Authorised: | | | |

| | | | |
|---|---|---|---|
| 175,000,000 ordinary shares of 10p each | 17.5 | 17.5 | 17.5 |
| Allotted and paid-up: Ordinary shares of 10p each | 12.1 | 12.1 | 12.1 |

Movements in the issued share capital in the period were:

| | Six months to 31 March 2007 Number | Six months to 31 March 2006 Number | Year to 30 September 2006 Number |
|---|---|---|---|
| Ordinary shares of 10p each | | | |
| At 1 October 2006 | 121,452,366 | 120,762,342 | 120,762,342 |
| Shares issued in respect of share option schemes | 33,911 | 324,282 | 690,024 |
| | 121,486,277 | 121,086,624 | 121,452,366 |

7. RESERVES

| | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|
| Share premium account | 71.5 | 70.8 | 71.4 |
| Merger reserve | (70.2) | (70.2) | (70.2) |
| Cash flow hedging reserve | (2.5) | (1.9) | (1.5) |
| Profit and loss account | 336.3 | 279.7 | 314.9 |
| | 335.1 | 278.4 | 314.6 |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

8. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

| | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|
| Final dividend for the year ended 30 September 2005 of 7.4p per share | - | 8.4 | 8.4 |
| Interim dividend for the year ended 30 September 2006 of 6.9p per share | - | - | 7.6 |
| Final dividend for the year ended 30 September 2006 of 10.1p per share | 11.2 | - | - |
| | 11.2 | 8.4 | 16.0 |

An interim dividend of 8.0p per share is proposed (2006: 6.9p per share), payable on 27 July 2007 with a record date of 29 June 2007. The amount expected to be absorbed by this dividend, based on the number of shares in issue at the balance sheet date is £8.9m. The interim dividend will be recognised in the accounts when it is paid.

9. OWN SHARES

| | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|
| Treasury shares | | | |
| At 1 October 2006 | 31.4 | 8.3 | 8.3 |
| Shares purchased | 4.7 | 3.3 | 23.1 |
| At 31 March 2007 | 36.1 | 11.6 | 31.4 |
| ESOP shares | | | |
| At 1 October 2006 | 16.3 | 14.5 | 14.5 |
| Shares purchased | 2.7 | 3.5 | 4.3 |
| Options exercised | (1.5) | (1.2) | (2.5) |
| At 31 March 2007 | 17.5 | 16.8 | 16.3 |
| Balance at 31 March 2007 | 53.6 | 28.4 | 47.7 |
| Number of shares held | | | |
| Treasury | 6,004,000 | 2,219,000 | 5,244,000 |
| ESOP | 4,778,518 | 5,700,117 | 5,028,353 |
| Balance at 31 March 2007 | 10,782,518 | 7,919,117 | 10,272,353 |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

10. FINANCIAL LIABILITIES

| | 31 March 2007 £m | 31 March 2006 £m | 30 September 2006 £m |
|---|---|---|---|
| Current liabilities | | | |
| Finance lease liability | 0.4 | 0.4 | 0.4 |
| Bank loans and overdrafts | 195.5 | 28.1 | 127.6 |
| | 195.9 | 28.5 | 128.0 |
| Non-current liabilities | | | |
| Asset backed loan notes | 9,611.9 | 7,084.4 | 7,057.7 |
| Corporate bond | 115.0 | 119.3 | 117.9 |
| Finance lease liability | 13.7 | 14.1 | 13.9 |
| Bank loans and overdrafts | 280.3 | 466.0 | 1,267.9 |
| Derivative financial liabilities | 331.9 | 21.6 | 162.3 |
| | 10,352.8 | 7,705.4 | 8,619.7 |

Details of changes in the Group's borrowings since the year end are given in note 11 below.

11. BORROWINGS

During the six months ended 31 March 2007 the Group issued £3,269.1m of mortgage backed floating rate loan notes, denominated in sterling, US dollars and euros. The principal terms of these notes on issue are shown below.

| | Issue date | Maturity date | Call date | Principal issued £m | Average Interest Margin % |
|---|---|---|---|---|---|
| Sterling notes | | | | | |
| Paragon | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Mortgages (No.13) PLC | 22/10/06 | 15/01/39 | 15/10/11 | 194.0 | 0.16 |
| Paragon Mortgages (No.14) PLC | 26/03/07 | 15/09/39 | 15/03/12 | 196.9 | 0.15 |
| First Flexible (No.7) PLC | 25/01/07 | 15/07/33 | 15/03/12 | 268.6 | 0.12 |
| US dollar notes | | | | $m | % |
| Paragon Mortgages (No.13) PLC | 22/10/06 | 15/01/39 | 15/10/11 | 1,850.0 | 0.01 |
| Paragon Mortgages (No.14) PLC | 26/03/07 | 15/09/39 | 15/03/12 | 1,900.0 | 0.02 |
| Euro notes | | | | €m | % |
| Paragon Mortgages (No.13) PLC | 22/10/06 | 15/01/39 | 15/10/11 | 480.0 | 0.18 |
| Paragon Mortgages (No.14) PLC | 26/03/07 | 15/09/39 | 15/03/12 | 470.3 | 0.20 |
| | ========= | ========= | ========= | ========= | ========= |

The mortgage backed floating rate notes which had been issued by First Flexible No. 1 PLC and First Flexible No. 3 PLC were repaid in full in the period. All bank facilities other than those drawn by Paragon Finance PLC and Paragon Second Funding Limited were repaid and cancelled in the period.

All other borrowings described in the Group Accounts for the year ended 30 September 2006 remained in place throughout the period.

---

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

12. NET CASHFLOW FROM OPERATING ACTIVITIES

| | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|
| Profit before tax | 43.3 | 39.0 | 82.8 |
| Non-cash items included in profit and other adjustments | | | |
| Depreciation of property, plant and equipment | 1.9 | 1.6 | 3.5 |
| Amortisation of intangible assets | 0.1 | 0.1 | 0.2 |
| Foreign exchange movements on borrowings | (162.4) | 58.8 | (119.3) |
| Other non-cash movements on borrowings | (1.2) | 2.4 | 5.3 |
| Impairment losses on loans to customers | 26.2 | 23.6 | 47.8 |
| Charge for share based remuneration | 1.2 | 2.2 | 0.6 |
| Loss on disposal of property, plant and equipment | 0.2 | 0.1 | - |

| | | | |
|---|---|---|---|
| Net (increase) / decrease in operating assets | | | |
| Loans to customers | (1,362.8) | (824.9) | (1,951.2) |
| Loans to associates | (15.2) | - | - |
| Derivative financial instruments | (31.6) | (20.6) | 3.6 |
| Fair value of portfolio hedges | 20.9 | 1.0 | 14.0 |
| Other receivables | (1.8) | (0.4) | (2.3) |
| Net increase / (decrease) in operating liabilities | | | |
| Derivative financial instruments | 169.6 | (39.7) | 100.9 |
| Other liabilities | 19.3 | (14.0) | 5.5 |
| Cash (utilised) by operations | (1,292.3) | (770.8) | (1,808.6) |
| Income taxes paid | (5.3) | (8.6) | (15.4) |
| Net cash flow (utilised) by operating activities | (1,297.6) | (779.4) | (1,824.0) |

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2007 (Unaudited)

13. NET CASHFLOW USED IN INVESTING ACTIVITIES

| | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|
| Proceeds on disposal of property, plant and equipment | 0.6 | 0.7 | 1.2 |
| Purchases of property, plant and equipment | (3.5) | (2.5) | (5.2) |
| Purchases of intangible assets | (0.1) | (0.2) | (0.5) |
| Acquisition of subsidiary undertakings net of cash acquired | - | - | 3.1 |
| Investment in associates | (0.3) | - | - |
| Net cash (utilised) by investing activities | (3.3) | (2.0) | (1.4) |

14. NET CASHFLOW FROM FINANCING ACTIVITIES

| | Six months to 31 March 2007 £m | Six months to 31 March 2006 £m | Year to 30 September 2006 £m |
|---|---|---|---|
| Dividends paid | (11.2) | (8.4) | (16.0) |
| Issue of asset backed floating rate notes | 3,263.0 | 1,996.6 | 3,493.6 |
| Repayment of asset backed floating rate notes | (548.8) | (468.3) | (1,906.6) |
| Capital element of finance lease payments | (0.2) | (0.3) | (0.4) |
| Movement on bank facilities | (920.6) | (529.3) | 371.5 |
| Purchase of shares | (7.4) | (6.7) | (27.4) |
| Exercise of options under ESOP | | | |

| | | | |
|---|---|---|---|
| scheme | 0.5 | 1.2 | 1.9 |
| Exercise of other share options | 0.1 | 0.7 | 1.2 |
| Net cash generated by financing activities | 1,775.4 | 985.5 | 1,917.8 |

INDEPENDENT REVIEW REPORT
TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2007 which comprises the income statement, the balance sheet, the cash flow statement, the statement of recognised income and expenditure, the reconciliation of movements in consolidated equity and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2007.

Deloitte & Touche LLP
Chartered Accountants
Birmingham, United Kingdom
22 May 2007

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The company news service from the London Stock Exchange

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## Regulatory Announcement

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RECEIVED

2007 JUN 12 A 8:12

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:19 23-May-07 |
| **Number** | 1361X |

RNS Number:1361X
Paragon Group Of Companies PLC
23 May 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

| | |
|---|---|
| Date of purchase: | 23 May 2007 |
| Number of ordinary shares purchased: | 30,000 |
| Highest price paid per share: | 546.90p |
| Lowest price paid per share: | 546.90p |

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,034,000 of its ordinary shares in treasury and has 115,452,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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# Regulatory Announcement

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RECEIVED

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:47 24-May-07 |
| **Number** | 2170X |

RNS Number:2170X
Paragon Group Of Companies PLC
24 May 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

| | |
|---|---|
| Date of purchase: | 24 May 2007 |
| Number of ordinary shares purchased: | 30,000 |
| Highest price paid per share: | 538.50p |
| Lowest price paid per share: | 528.50p |
| Volume weighted average price paid per share: | 535.77p |

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,064,000 of its ordinary shares in treasury and has 115,422,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Blocklisting Interim Review |
| **Released** | 09:34 25-May-07 |
| **Number** | 2353X |

RNS Number:2353X
Paragon Group Of Companies PLC
25 May 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/11/06 To 24/05/07

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

431,698

5. Number of shares issued / allotted under scheme during period:

12,690

6. Balance under scheme not yet issued / allotted at end of period

419,008

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,486,277 Gross
115,422,277 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:24 30-May-07 |
| **Number** | 4732X |

RNS Number:4732X
Paragon Group Of Companies PLC
30 May 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

| | |
|---|---|
| Date of purchase: | 30 May 2007 |
| Number of ordinary shares purchased: | 30,000 |
| Highest price paid per share: | 531.00p |
| Lowest price paid per share: | 527.00p |
| Volume weighted average price paid per share: | 529.267p |

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,094,000 of its ordinary shares in treasury and has 115,392,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 14:56 31-May-07 |
| **Number** | 5496X |

RNS Number:5496X
Paragon Group Of Companies PLC
31 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
---------------------------------------------------

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Prudential plc group of companies
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
See attached schedule below.
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
29 May 2007
.................

6. Date on which issuer notified:
31 May 2007
.................

7. Threshold(s) that is/are crossed or reached:
8%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 9,120,130 | 9,120,130 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | 9,435,130 | 9,435,130 | | 8.17% | |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 9,435,130 | 8.17% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc).

.................

Proxy Voting:

10. Name of the proxy holder:
N/A

.................

11. Number of voting rights proxy holder will cease to hold:
N/A

.................

12. Date on which proxy holder will cease to hold voting rights:
N/A

.................

13. Additional information:
None

.................

14. Contact name:
John G. Gemmell

.................

15. Contact telephone number:
0121 712 2075
.................

SCHEDULE FOR POINT 4

| | HOLDING | % | |
|---|---|---|---|
| PRUDENTIAL PLC | 9,435,130 | 8.17 | Total Notifiable Interest |
| Registered Holder | | | |
| NORTRUST NOMINEE LTD A/C MHF01 | 25,465 | | |
| NORTRUST NOMS LTD | 166,190 | | |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 9,208,475 | | |
| PRUCLT HSBC GIS NOM(UK) PPL AC | 35,000 | | |
| M&G GROUP LIMITED | 9,435,130 | 8.17 | |
| Registered Holder | | | |
| NORTRUST NOMINEE LTD A/C MHF01 | 25,465 | | |
| NORTRUST NOMS LTD | 166,190 | | |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 9,208,475 | | |
| PRUCLT HSBC GIS NOM(UK) PPL AC | 35,000 | | |
| M&G INVESTMENT MANAGEMENT LIMITED | 9,243,475 | 8.00 | |
| Registered Holder | | | |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 9,208,475 | | |
| PRUCLT HSBC GIS NOM(UK) PPL AC | 35,000 | | |
| M&G LIMITED | 9,435,130 | 8.17 | |
| Registered Holder | | | |
| NORTRUST NOMINEE LTD A/C MHF01 | 25,465 | | |
| NORTRUST NOMS LTD | 166,190 | | |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 9,208,475 | | |
| PRUCLT HSBC GIS NOM(UK) PPL AC | 35,000 | | |
| THE PRUDENTIAL ASSURANCE COMPANY LIMITED | 9,243,475 | 8.00 | |
| Registered Holder | | | |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 9,208,475 | | |
| PRUCLT HSBC GIS NOM(UK) PPL AC | 35,000 | | |

This information is provided by RNS
The company news service from the London Stock Exchange

END

# Regulatory Announcement

Go to market news section

RECEIVED

2007 JUN 12 A 8:12

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Total Voting Rights |
| **Released** | 17:49 31-May-07 |
| **Number** | 5841X |

RNS Number:5841X
Paragon Group Of Companies PLC
31 May 2007

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 31 May 2007, The Paragon Group of Companies PLC's capital consists of 121,486,277 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 6,134,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 115,352,277.

The above figure (115,352,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement





| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:44 31-May-07 |
| **Number** | 5835X |

RNS Number:5835X
Paragon Group Of Companies PLC
31 May 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

| | |
|---|---|
| Date of purchase: | 31 May 2007 |
| Number of ordinary shares purchased: | 40,000 |
| Highest price paid per share: | 536.00p |
| Lowest price paid per share: | 531.00p |
| Volume weighted average price paid per share: | 534.57p |

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,134,000 of its ordinary shares in treasury and has 115,352,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075



END

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END